
July 8, 2022

Tracy Curley
Chief Financial Officer
iSpecimen Inc.
450 Bedford Street
Lexington, MA 02420

      Re: iSpecimen Inc.
           Registration Statement on Form S-3
           Filed July 1, 2022
           File No. 333-265976

Dear Ms. Curley:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ryan Lichtenfels at 202-551-4457 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services

cc: Scott Miller